SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Absolute Waste Services, Inc.
                          -----------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   00387L106
                                  ------------
                                 (CUSIP Number)

                              Evelyn Arkebauer, Esq
                             Sachnoff & Weaver, Ltd.
                         30 S. Wacker Drive, Suite 2900
                               Chicago, Il 60606
                                 (312) 207-1000
                   ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 2 of 15 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Augustine Fund, L.P.

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                WC
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                               -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      54,976,438
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                               -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        54,976,438
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,976,438
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.92%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON            PN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 3 of 15 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:       Augustine Capital Management, LLC

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                               -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      54,976,438
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                               -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        54,976,438
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,976,438
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.92%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON            PN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 4 of 15 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           John T. Porter

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                               -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      54,976,438
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                               -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        54,976,438
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,976,438
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.92%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 5 of 15 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Brian D. Porter

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                               -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      54,976,438
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                               -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        54,976,438
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,976,438
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.92%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 6 of 15 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Thomas F. Duszynski

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                               -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      54,976,438
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                               -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        54,976,438
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,976,438
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        90.92%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                IN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 7 of 15 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           PAC Funding, LLC

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      5,000,000
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        5,000,000
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,000,000
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.27%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON            PN
-------------------------------------------------------------------------

CUSIP No.    00387L106                             Page 8 of 15 Pages


Item 1.   Security and Issuer

     This Amendment Number 3 to Schedule 13D (the "Schedule 13D" or this "Amendment") is filed by Augustine Fund L.P. (the "Fund"), Augustine Capital Management LLC ("Augustine"), John T. Porter, Brian D. Porter, Thomas F. Duszynski ("Duszynski") and PAC Funding, LLC ("PAC," and together with all the aforementioned persons collectively, the "Group").

     The class of equity securities to which this Amendment relates is the Common Stock, par value, $0.0001 per share (the "Common Stock" or "Shares") of Absolute Waste Services, Inc., a Florida corporation (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration

     The Fund has advanced money to the Company in order to allow the Company to retain professionals (accounting and legal) to meet the Company's reporting obligations. Such advances were made from working capital of the Fund. Pursuant to a Conversion Agreement, dated May 19, 2005, between the Company and the Fund (the "Conversion Agreement"), the outstanding debt of the Company to the Fund as of March 31, 2005, was converted into Common Stock of the Company at a conversion price of $0.004 per share of Common Stock.

Item 4.   Purpose of Transaction

     The Group intends to pursue a merger or other form of business combination with an as yet unidentified operating entity, and such pursuit may result in changes in the Company's capitalization. For the Company to be able to remain a viable merger candidate, the Fund anticipates that, for the foreseeable future, it will need to make additional loans to the Company. Under the Conversion Agreement, all amounts loaned are convertible, at the Fund's option on a quarterly basis, into additional shares of Common Stock at a conversion price of $0.004 per share. In addition to shares issued under the Conversion Agreement, each member of the Group may make further purchases or dispositions of Common Stock in various forms, including other forms of direct investment in the Company.

CUSIP No.    00387L106                             Page 9 of 15 Pages


Item 5.   Interest in Securities of the Issuer

          (a)  As of the date of this Amendment:

               (i) PAC beneficially owns 5,000,000 Shares directly;

               (ii) the Fund beneficially owns 49,976,438 Shares directly, and 5,000,000 Shares indirectly as a member of PAC;

               (iii) Augustine beneficially owns 54,976,438 shares indirectly as the general partner of the Fund;

               (iv) each of Brian Porter, John Porter and Duszynski beneficially own 54,976,438 shares indirectly as members of Augustine.

          (b) The information contained in table form in Rows 7 through 11 on each of pages 2 through 6 hereof, which relates to the beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1 - Conversion Agreement
          Exhibit 2 - Joint Filing Agreement

CUSIP No.    00387L106                             Page 10 of 15 Pages


Signatures

     After reasonable inquiry to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated:  May 19, 2005

AUGUSTINE FUND, L.P.

By:  Augustine Capital Management LLC, Its General Partner


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


AUGUSTINE CAPITAL MANAGEMENT LLC


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


/s/  John T. Porter
---------------------------------------
     JOHN T. PORTER, individually

/s/  Brian D. Porter
---------------------------------------
     BRIAN D. PORTER, individually

/s/  Thomas F. Duszynski
---------------------------------------
     THOMAS F. DUSZYNSKI, individually


PAC FUNDING LLC

By:  Augustine Capital Management LLC, its Manager


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President

CUSIP No.    00387L106                             Page 11 of 15 Pages


                                                                       EXHIBIT 1

                              CONVERSION AGREEMENT
                              --------------------

     This Conversion Agreement (this "Agreement") is made and entered into as of the 19th day of May, 2005, by and between by and between ABSOLUTE WASTE SERVICES, INC., a Florida corporation (the "Company"), and AUGUSTINE FUND, L.P., an Illinois limited partnership (the "Investor").

                                    RECITALS

     A. Through March 31, 2005, the Investor had advanced certain funds and other financial accommodations in an aggregate principal amount of $189,877, to, among other things, provide working capital and fund the operations of the Company (the "Existing Debt").

     B. The Investor has continued to make additional advances to the Company from and after April 1, 2005, and will consider further advances from time to time (the "Additional Advances") in order to fund, among other things, costs, fees and expenses (including attorneys' fees) incurred in connection with the Company's compliance with federal securities laws, including but not limited to the preparation and filing of the Company's filings required by federal and state securities laws, and such other costs, fees and expenses (including attorneys' fees) incurred by the Company in its efforts to observe and maintain corporate formalities and good standing as a Florida corporation (all such uses of Additional Advances, the "Compliance Costs").

     C. The Company and the Investor desire to (i) convert the Existing Debt into common stock of the Company at a conversion price of $0.004 per share, and
(ii) establish and document an arrangement to convert Additional Advances into shares of the Company's common stock.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing premises which are incorporated by reference herein, and the mutual covenants contained herein, the parties hereby agree as follows:

     1. Conversion of Existing Debt. Effective as of the date hereof, the Company and the Investor agree that all of the Existing Debt shall automatically be converted into common stock of the Company at a conversion price of $0.004 per share, such that the Investor will hold 47,469,250 shares of common stock of the Company (the "Conversion"), and that such Conversion shall satisfy in full all of the obligations of the Company under the Existing Debt.

     2. Additional Advances. Additional Advances may, at the option of the Investor upon notice to the Company, be converted into common stock of the Company at a conversion price of $0.004 per share (in each instance, an "Additional Conversion") until such time as (i) the Company has completed its efforts to observe and maintain regulatory and corporate formalities, or (ii) the Company can fund Compliance Costs from revenues or third party sources deemed by the Company's Board of Directors to be in the best interests of the Company and its stockholders. Such option to convert Additional Advances into common stock of the Company may only be exercised by the Investor within three
(3) days after the end of each of the Company's fiscal quarters until the option expires. Any amounts not converted shall be available for conversion in subsequent quarters.

     3. Exchange of Common Stock. As soon as practical after the date hereof, the Company shall deliver to the Investor a certificate or certificates representing the corresponding common stock (the "New Securities") in the amounts set forth in Section 1 of this Agreement. The Company shall be further

CUSIP No.    00387L106                             Page 12 of 15 Pages


obligated to promptly deliver to the Investor any certificate or certificates representing the corresponding common stock for any Additional Conversions made under Section 2 of this Agreement.

     4. Further Assurance and Assistance. After the date hereof, each party from time to time shall, without further consideration, execute and deliver such further documents and instruments and take such other actions as may be reasonably requested by the other party hereto in order to carry out the intents and purposes of this Agreement.

     5. Miscellaneous

     (a) Expenses. Each party hereto will pay, and save other parties hereto harmless from and against any and all liabilities for the payment of all costs and expenses incurred by or on behalf of such party in connection with this Agreement.

     (b) Successors and Assigns. Subject to the terms and conditions set forth herein, this Agreement shall bind and inure to the benefit of the Company and the Investor and their respective successors, assigns, heirs and personal representatives, as applicable.

     (c) Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

     (d) Savings Clause. If any provision of this Agreement shall be found by a court to be invalid or unenforceable, in whole or in part, then such provision shall be construed and/or modified, restricted or severed to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified or restricted, or as if such provision had not been originally incorporated herein, as the case may be.

     (e) Changes. The terms and provisions of this Agreement may be modified or amended, and any of the provisions hereof may be waived, temporarily or permanently, pursuant to a written instrument executed by the Company and the Investor.

     (f) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     (g) Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois applicable to contracts made and to be performed wholly therein.

     (i) Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

CUSIP No.    00387L106                             Page 13 of 15 Pages


                        (i) if to the Company, to:

                        Absolute Waste Services, Inc.
                        141 West Jackson Boulevard, Suite 2182
                        Chicago, Illinois 60604
                        Telephone:  (312) 427-5457
                        Attention:  Thomas Duszynski

                        (ii) if to the Investor, to:

                        Augustine Fund, L.P.
                        141 West Jackson Boulevard, Suite 2182
                        Chicago, Illinois 60604
                        Telephone:  (312) 427-5457
                        Attention:  Thomas Duszynski

                        with a copy to (which copy shall not constitute notice):

                        Sachnoff & Weaver, Ltd.
                        10 S. Wacker Drive, Suite 4000
                        Chicago, Illinois 60606
                        Telephone: (312) 207-3879
                        Attention: Evelyn C. Arkebauer

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

                           [Signature page to follow]

CUSIP No.    00387L106                             Page 14 of 15 Pages

     IN WITNESS WHEREOF, each party hereto has executed this Agreement effective as of the date first set forth above.

                                           ABSOLUTE WASTE SERVICES, INC.


                                           /s/  Thomas Duszynski
                                           -----------------------------------
                                                Thomas Duszynski,
                                                Chief Executive Officer






                                           INVESTOR:

                                           AUGUSTINE FUND, L.P.

                                           By: AUGUSTINE CAPITAL MANAGEMENT, LLC
                                           Its: General Partner

                                           By:  /s/  John T. Porter
                                              ---------------------------------
                                                     John T. Porter
                                           Its:      President

CUSIP No.    00387L106                             Page 15 of 15 Pages


                                                                       EXHIBIT 2

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:  May 19, 2005

AUGUSTINE FUND, L.P.

By:  Augustine Capital Management LLC, Its General Partner


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


AUGUSTINE CAPITAL MANAGEMENT LLC


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


/s/  John T. Porter
---------------------------------------
     JOHN T. PORTER, individually

/s/  Brian D. Porter
---------------------------------------
     BRIAN D. PORTER, individually

/s/  Thomas F. Duszynski
---------------------------------------
     THOMAS F. DUSZYNSKI, individually


PAC FUNDING LLC

By:  Augustine Capital Management LLC, its Manager


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President